UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-35072

ATLANTIC COAST FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

4655 Salisbury Road, Suite 110

Jacksonville, Florida 32256

(800) 342-2824

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule l 5d-6	☐
Rule l 5d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:    0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic Coast Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 8, 2018	AMERIS BANCORP, as successor by merger to Atlantic Coast Financial Corporation
		By:	/s/ Nicole S. Stokes
		Name:	Nicole S. Stokes
		Title:	Executive Vice President and Chief Financial Officer